UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Pinnacle Gas Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

723464301
 (CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[X]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723464301

1	Names of Reporting Persons CCBM, Inc. I.R.S. Identification Nos. of Above Persons (entities only). 76-0685601
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware (1)
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 2,423,753
	6	Shared Voting Power None
	7	Sole Dispositive Power 2,423,753
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned By Each Reporting Person 2,423,753 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.35%
12	Type of Reporting Person (See Instructions) CO

(1)	CCBM, Inc. is a wholly owned subsidiary of Carrizo Oil & Gas, Inc., a publicly traded Texas corporation.
(2)
Includes 5,030 shares of restricted common stock beneficially owned by S.P. Johnson IV, a director of the issuer and CCBM, Inc., that he is obligated to transfer to CCBM, Inc. upon vesting as follows:  2,000 shares on February 12, 2008, 1,515 shares on April 11, 2008, and 1,515 shares on April 11, 2009.  Until the restricted shares vest and are transferred to CCBM, Inc., Mr. Johnson has agreed to vote such shares at the direction of CCBM, Inc.

CUSIP NO. 723464301

ITEM 1.

Item 1(a)	Name of Issuer:	Pinnacle Gas Resources, Inc.

Item 1(b)	Address of Issuer’s	1 E. Alger Street
	Principal Executive Offices:	Sheridan, Wyoming 82801

ITEM 2.

Item 2(a)	Name of Person Filing:	CCBM, Inc.

Item 2(b)	Address of Principal Business or, if none, Residence:	1000 Louisiana Street, Suite 1500 Houston, Texas 77002
Item 2(c)	Citizenship:	Delaware

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	723464301

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2 (b) or (c), checkwhether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP NO. 723464301

(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) [ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership

(a)	Amount Beneficially Owned:	2,423,753 (1)

(b)	Percent of Class:	8.35%

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:	2,423,753

(ii)	Shared power to vote or direct the vote:	None

(iii)	Sole power to dispose or to direct the disposition of:	2,423,753

(iv)	Shared power to dispose or to direct the disposition of:	None

(1)           Includes 5,030 shares of restricted common stock beneficially owned by S.P. Johnson IV, a director of the issuer and CCBM, Inc., that he is obligated to transfer to CCBM, Inc. upon vesting as follows:  2,000 shares on February 12, 2008, 1,515 shares on April 11, 2008, and 1,515 shares on April 11, 2009.  Until the restricted shares vest and are transferred to CCBM, Inc., Mr. Johnson has agreed to vote such shares at the direction of CCBM, Inc.

CUSIP NO. 723464301

ITEM 5.	Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable

ITEM 9.	Notice of Dissolution of Group

Not Applicable

ITEM 10.	Certification

Not Applicable

CUSIP NO. 723464301

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2008

CCBM, Inc.

By: /s/Paul F. Boling
Name: Paul F. Boling
Title:  Vice President and Chief Financial Officer